                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G/A
                                 (Rule 13d-102)


                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                  PURSUANT TO  RULES 13d-1(b), (c) and (d) AND
                 AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (Amendment No. 2)*


                         SCB Computer Technology, Inc.
                   -----------------------------------------
                               (Name of Issuer)




                                  Common Stock
                   -----------------------------------------
                        (Title of Class of Securities)




                                  78388N 10 7
                   -----------------------------------------
                                (CUSIP Number)






*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                               Page 1 of 4 Pages

CUSIP NO. 78388N 10 7                         13G/A          Page 2 of 4 Pages

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          T. Scott  Cobb
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [   ]
          N/A
          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    4,717,089
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     N/A
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   4,717,089
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               N/A
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,717,089
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          19.1%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!





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                                                               Page 3 of 4 Pages



                                 SCHEDULE 13G/A


                                                       Description
                                                       -----------

Item 1(a).          Name of Issuer:                    SCB Computer Technology, Inc.

Item 1(b).          Address of Issuer's                1365 West Brierbrook Road
                    Principal Executive                Memphis, TN 38138
                    Offices:

Item 2(a).          Name of Person Filing:             T. Scott Cobb

Item 2(b).          Address of Principal               1365 West Brierbrook Road
                    Business Office:                   Memphis, TN 38138

Item 2(c).          Citizenship:                       United States

Item 2(d).          Title of Class                     Common stock ("Common Stock")
                    of Securities:

Item 2(e).          CUSIP Number:                      78388N 10 7

Item 3.        This statement is not filed pursuant to either Rule 13d-1(b) or Rule 13d-2(b).

Item 4.        Ownership:

                    This Schedule 13G/A is filed to reflect ownership as a percentage of total number of outstanding shares as of December 31, 1998.



  TOTAL SHARES
 OF COMMON STOCK       PERCENT           SOLE            SHARED             SOLE            SHARED
   BENEFICIALLY          OF             VOTING           VOTING           POWER TO          POWER TO
     OWNED(1)          CLASS(2)          POWER            POWER            DISPOSE           DISPOSE

    4,717,089           19.1%          4,717,089           N/A            4,717,089           N/A

-------------

(1) Within the meaning of Rule 13d-3, as amended.

(2) As computed pursuant to Rule 13d-3(d)(1)(i).

                                                               Page 4 of 4 Pages



Item 5.        Ownership of Five Percent or Less of a Class:

                    Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

                    Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
               Company:

                    Not applicable.

Item 8.        Identification and Classification of Members of the Group:

                    Not applicable.


Item 9.        Notice of Dissolution of Group:

                    Not applicable.

Item 10.       Certification:

                    Not applicable.





                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of this 27th day of January, 1999.


                                             /s/ T. Scott Cobb
                                             ----------------------------------
                                             T. Scott Cobb, Chairman